SYBARI SOFTWARE, INC.
                               353 LARKFIELD ROAD
                            EAST NORTHPORT, NY 11731

June 17, 2005

VIA ELECTRONIC TRANSMISSION
AND FACSIMILE

Ms. Barbara Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Sybari Software, Inc.
         Registration Statement on Form S-1
         FILE NO. 333-115522

Dear Ms. Jacobs:

On May 14, 2004, Sybari Software, Inc. (the "Registrant") filed the above-referenced registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registrant most recently amended the Registration Statement on February 1, 2005. The Registration Statement has not been declared effective and the Registrant has not sold any securities in connection with the proposed offering. As a result of the closing of the merger of a subsidiary of Microsoft Corporation with and into the Registrant, with the result being that the Registrant is now a wholly owned subsidiary of Microsoft, the Registrant has decided not to proceed with the issuance of securities under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement, including all amendments and exhibits thereto.

If you have any questions about this withdrawal request, please call Julie M. Allen (212-969-3155) or Brian B. Margolis (212-969-3345) of Proskauer Rose LLP.

Very truly yours,

SYBARI SOFTWARE, INC.

/S/ ROBERT G. WALLACE
---------------------------
Robert G. Wallace
Chief Executive Officer and President

cc:     Mr. Patrick Gilmore (Staff)
        Mr. Craig Wilson (Staff)
        Ms. Sara Kalin (Staff)
        Mr. Robert G. Wallace (Sybari Software, Inc.)
        Mr. Mark Dolins (SG Cowen & Co., LLC)
        Mr. Greg Ager (Wachovia Capital Markets, LLC)
        Mr. Stefan Jansen (Raymond James & Associates, Inc.)
        Ms. Julie M. Allen, Esq. (Proskauer Rose LLP)
        Mr. Brian B. Margolis, Esq. (Proskauer Rose LLP)
        Mr. Mark G. Borden, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP) Mr. Stuart R. Nayman, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP) Mr. Adam Weisman (Deloitte & Touche LLP)